UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D
(Rule 13d-101)
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 6)

Basic Energy Services, Inc.
Common Stock, par value $0.01 per share
(Title of Class of Securities)

06985P209
(CUSIP Number)

Steven Weiser
Silver Point Capital, L.P.
2 Greenwich Plaza, First Floor
Greenwich, CT 06830
203-542-4200
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 22, 2017
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 06985P209

1	NAMES OF REPORTING PERSONS Silver Point Capital, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER* 3,584,651
	8	SHARED VOTING POWER* -0-
	9	SOLE DISPOSITIVE POWER* 3,584,651
	10	SHARED DISPOSITIVE POWER* -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 3,584,651
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED IN ROW (11)* 13.7%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA, PN

*	See Item 5.
[1]	This percentage is calculated based upon 26,028,149 shares of Common Stock outstanding as of November 3, 2017, as reported in the Issuer's Form 10-Q filed on November 6, 2017.

SCHEDULE 13D

CUSIP NO. 06985P209

1	NAMES OF REPORTING PERSONS Edward A. Mulé
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER* -0-
	8	SHARED VOTING POWER* 3,584,651
	9	SOLE DISPOSITIVE POWER* -0-
	10	SHARED DISPOSITIVE POWER* 3,584,651
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 3,584,651
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED IN ROW (11)* 13.7%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	See Item 5

SCHEDULE 13D

CUSIP NO. 06985P209

1	NAMES OF REPORTING PERSONS Robert J. O'Shea
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER* -0-
	8	SHARED VOTING POWER* 3,584,651
	9	SOLE DISPOSITIVE POWER* -0-
	10	SHARED DISPOSITIVE POWER* 3,584,651
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 3,584,651
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED IN ROW (11)* 13.7%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	See Item 5.

Explanatory Note
This Amendment No. 6 (the "Amendment") amends the statement on Schedule 13D originally filed by the Reporting Persons on January 3, 2017, as amended by Amendment No. 1 filed by the Reporting Persons on January 25, 2017, as further amended by Amendment No. 2 filed by the Reporting Persons on March 15, 2017, as further amended by Amendment No. 3 filed by the Reporting Persons on July 3, 2017, as further amended by Amendment No. 4 filed by the Reporting Persons on November 9, 2017, and as further amended by Amendment No. 5 filed by the Reporting Persons on December 22, 2017 (as amended, the "Schedule 13D"). Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to such terms in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged. This Amendment updates Amendment No. 5 solely for the purpose of correcting the  previously disclosed price per share of the Reporting Persons' sale of Common Stock on December 22, 2017.

Item 5. Interests in Securities of the Issuer.

Item 5(c) is hereby amended as follows:

 (c)  Within the past sixty days, the Reporting Persons have engaged in the following transactions in the Common Stock:

Transaction Date	Transaction Type	Number of Shares	Price Per Share
November 7, 2017	Open Market Sale	875,000	$22.75
December 15, 2017	Open Market Sale	30,000	$23.1551
December 18, 2017	Open Market Sale	71,000	$23.0822
December 19, 2017	Open Market Sale	45,000	$23.0844
December 20, 2017	Open Market Sale	100,000	$24.2828
December 21, 2017	Open Market Sale	115,000	$24.2014
December 22, 2017	Open Market Sale	63,000	$24.2357

(d)  Not applicable.

(e)  Not applicable.

Item 7.	Material to be filed as Exhibits.

Exhibit 1	Joint Filing Agreement, dated as of December 26, 2017, by and among the Reporting Persons.

Exhibit 2
Registration Rights Agreement, dated as of December 23, 2016, by and among Basic Energy Services, Inc. and the parties thereto (incorporated by reference to Exhibit 10.1 to the Issuer's form 8-A filed on December 23, 2016).

Exhibit 3
Power of Attorney of Edward A. Mulé (incorporated here by reference to Exhibit B to Schedule 13G filed by Silver Point Capital, L.P., Edward A. Mulé and Robert O'Shea with the Securities and Exchange Commission on February 16, 2016 relating to TopBuild Corp.).

Exhibit 4
Power of Attorney of Robert O'Shea (incorporated here by reference to Exhibit B to Schedule 13G filed by Silver Point Capital, L.P., Edward A. Mulé and Robert O'Shea with the Securities and Exchange Commission on February 16, 2016 relating to TopBuild Corp.).

SIGNATURES
After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.
Dated: December 26, 2017

Silver Point Capital, L.P.

By:	/s/ Steven Weiser
Name:	Steven Weiser
Title:	Authorized Signatory

Edward A. Mulé

By:	/s/ Steven Weiser
Name:	Steven Weiser
Title:	Attorney-in-fact

Robert J. O'Shea

By:	/s/ Steven Weiser
Name:	Steven Weiser
Title:	Attorney-in-fact

Exhibit 1
The undersigned hereby agree as follows:
(i) Each of them is individually eligible to use the Schedule 13D to which this Exhibit is attached, and such Schedule 13D is filed on behalf of each of them; and
(ii) Each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.
Date: December 26, 2017

Silver Point Capital, L.P.

By:	/s/ Steven Weiser
Name:	Steven Weiser
Title:	Authorized Signatory

Edward A. Mulé

By:	/s/ Steven Weiser
Name:	Steven Weiser
Title:	Attorney-in-fact

Robert J. O'Shea

By:	/s/ Steven Weiser
Name:	Steven Weiser
Title:	Attorney-in-fact